CHINA RENEWABLE ENERGY HOLDINGS, INC.
                        Suite 802, Beautiful Group Tower
                     74-77 Connaught Road Central, Hong Kong


                                                                 August 21, 2008

                                    "CORRESP"

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Ramin M. Olson, Attorney-Advisor
                  John Fieldsend, Attorney-Advisor
                  H. Christopher Owings, Assistant Director
                  Anthony Watson, Staff Accountant
                  Robyn Manuel, Senior Staff Accountant

         Re:      China Renewable Energy Holdings, Inc.
                  Registration Statement on Form S-1
                  Filed April 30, 2008
                  File No. 333-150544
                  Quarterly Report on Form 10-Q for the Period Ended March 31, 2008 Filed May 20, 2008 File No. 0-52918

Ladies and Gentlemen:

         Reference is made to Amendment No. 1 to the registration statement on Form S-1 ("Registration Statement") filed by China Renewable Energy Holdings, Inc. ("CREH", the "Company", "we", "us" or "our") on July 7, 2008, and the Staff's comments under cover of its letter dated July 30, 2008.

         Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement ("Amendment No. 2") which includes updated disclosure, including in response to the Staff's comments of July 30, 2008 as well as updated financial statements for June 30, 2008. For ease of reference, we have used the same numeric sequence to correspond with the Staff's numbered comments in its July 30, 2008 letter. Under separate cover the Company is delivering hard copies of such filing[s] marked to show the changes and keyed to the staff's comments.

         Please note that we corrected an "adding" error in the amount of shares being registered which equals 1,514,000 not 1,519,000, and the correction does not reflect the removal of any shares from the registration statement. We also corrected an error in the selling shareholder table as to the amount of shares owned by Mr. Goldstein and the DAM family trust, and the correction does not reflect a transfer or change of ownership of shares.



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Securities and Exchange Commission
August 21, 2008
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         In response to the Staff's comments, please be advised as follows:

Amendment No. 1 to Form S-1

Outside Front Cover Page

1. We note your responses to comments 1 and 10 in our letter dated May 29, 2008. In your revised disclosure, we note your references here and in your Management's Discussion and Analysis of Financial Condition and Results of Operations section to the fact that your financial statements contain "an explanatory paragraph regarding [y]our ability to continue as a going concern." Please revise this language as you have on page three of your document, to reflect that your auditors have expressed substantial doubt about your ability to continue as a going concern. In this regard, please move your Going Concern subsection closer to the beginning of your Management's Discussion and analysis of Financial Condition and Results of Operations section.

RESPONSE: As requested, Amendment No. 2 has been revised to include revised disclosure on the cover page of the prospectus and the Management's Discussion and analysis of Financial Condition and Results of Operations section, that our auditors have expressed substantial doubt about our ability to continue as a going concern. We have also move this disclosure closer to the beginning of our Management's Discussion and analysis of Financial Condition and Results of Operations section. Please see the prospectus cover page and page 16 of Amendment No. 2.

2. We note your response to comment 3 in our letter dated May 29, 2008. In your revised disclosure, you state that your selling security holders "may" offer and sell their shares at a fixed price of $2.00 per share. Please revise this disclosure to state that you selling security holders "will" offer and sell their shares at a fixed price of $2.00 per share or tell us why it is not appropriate for you to do so. In this regard, please revise the third paragraph on page five and throughout your document as appropriate, to make clear that your selling security holders will offer and sell their shares at the fixed price of $2.00 per share until your shares become quoted on the Over-the-Counter Bulletin Board.

RESPONSE: As requested, Amendment No. 2 has been revised to indicate that the selling shareholders "will" offer and sell their shares at a fixed price of $2.00 per share. Please see the cover page of the prospectus and pages 5 and 46. Since we do not know if or when any shareholders will offer and sell their shares, we have also included qualifying language as to "if they offer and sell" the shares.

Outside Back Cover Page

3. We note your response to comment 4 in our letter dated May 29, 2008. Please move the paragraph following the Dealer Prospectus Delivery Obligation to the outside front cover page of the prospectus and revise that paragraph so that it conforms to Item 501 of the Regulation S-K. In the alternative, please tell us why this disclosure is appropriate and in the proper location.

RESPONSE: As a result of your request, we have revised Amendment No.2 to delete the paragraph following the dealer prospectus delivery obligation since the information is already contained elsewhere in the prospectus, as applicable. In addition, we have not included the dealer prospectus delivery obligation language pursuant to the staff's comment 4 of the staff's May 29, 2008 comment letter. The Company does not believe that it is subject to the prospectus delivery obligations set forth in Rule 174 of the Securities Act of 1933 as the offering of the securities pursuant to the registration statement is not


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Securities and Exchange Commission
August 21, 2008
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being offered to the public by the Company or any underwriter. In addition, pursuant to Rule 174(b) an issuer which is subject to the reporting requirements of either Section 13 or 15(d) of the Securities Exchange Act of 1934 immediately prior to the filing time of the registration statement (such as the Company) is not required to comply with the prospectus delivery requirements of that rule. Accordingly, pursuant to Item 502(b) of Regulation S-K if an issuer is not subject to Rule 174 it is not required to include the prospectus delivery obligations on the prospectus cover.

About This Prospectus, page 3

4. The forepart of your document should consist of the cover page, summary, and risk factors. Please move your new disclosure in the About This Prospectus section to a more appropriate location in the document.

RESPONSE: As requested, we have revised Amendment No. 2 to move the section About This Prospectus to the end of the prospectus, and removed certain duplicative information from this section. Please see pages 3 and 48 of Amendment No. 2.

Prospectus Summary, page 3

5. We note your response to comment 5 in our letter May 29, 2008. However, it appears that you have not removed from the summary and elsewhere in the forepart of your document all defined terms and abbreviations. For example, we note that you refer to China Clean and Renewable Energy Limited as "CCRE," Renewable Energy Enterprises (Shanghai) Company, Ltd. as "REESC," the Peoples Republic of China as "PRC," and Section 404 of the Sarbanes-Oxley Act of 2002 as "SOX 404." Please revise or advise.

      RESPONSE: As requested, we have removed all defined terms in the forepart of the document.

6. We note your response to comment 6 in our letter dated May 29, 2008. On page four, you state that there is no current market for your common stock but that you are in discussions with various market makers to arrange for an application to have your common stock quoted on the Over-the-Counter Bulletin Board. Please state clearly that there is no guarantee that your shares will be quoted on the Over-the-Counter Bulletin Board and explain the application process for having your shares quoted on the Over-the-Counter Bulletin Board. Also, please discuss the impact that not being quoted may have on your common stock's liquidity.

RESPONSE: As requested, Amendment No. 2 has been revised to clearly state that there are no guarantees that our shares will be quoted on the OTC and if not quoted what impact that would have on the investors liquidity of the shares. We have also provide an explanation of the OTC application process. Please see page 3.

Risk Factors, page 6

7. We note your response to comment 8 in our letter dated May 29, 2008. Additionally, please address the following regarding your Risk Factors section:

      o Please revise your risk factors generally to remove any language that may mitigate the risk to you. For example, in the second risk factor on page six, you state that you believe that your working capital is sufficient to fund your operating expenses for the next 12 months while discussing your going concern risk. As another example, in first risk factor on page 12, you state that you intend to expand your board membership in future periods to include independent directors while discussing the risk of interested director transactions.


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Securities and Exchange Commission
August 21, 2008
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      o     In the second sentence of the first risk factor on page seven's heading, you state that your capital raising efforts may be dilutive to your shareholders or result in increased interest expense in the future. However, the risk factor does not discuss either dilution or interest expense. Please revise or advise.

      o Please revise the last risk factor on page seven into separate risk factors because it appears that you discuss multiple risks in that one risk factor. Specifically, it appears that the last sentence of this risk factor discusses the risk of failing to retain clients, but the rest factor discusses the risk to you of insufficient demand for carbon-emission reduction and renewable energy projects.

      o In the second full risk factor on page eight, please disclose the executive officers on which you are dependent.

      o In the first risk factor on page nine, you discuss the risk that shareholders may fact in effecting service of process on your officers and directors. Please tell us, with a view to disclosure, whether you or any of your officers or directors have agreed to accept service of process for any or all proceedings in the United States and whether you or your officers or directors have agreed to accept and comply with any or all judgments of courts in the United States obtained against you, your officers, or your directors predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. If so, please tell us why you have included this risk factor as a risk to you. If not, please disclose this fact and discuss this risk.

      o Please revise or combine the second and third risk factors on page nine so that they are not repetitive or clarify why each risk factor constitutes a separate risk to you.

RESPONSE: The requested revisions have been made in Amendment No. 2. Please see pages 7, 8, 9 and 12.

Management's Discussion and Analysis of Financial Condition and Results of....
page 15

8. We note your response to comment 11 in our letter dated May 29, 2008. In the second paragraph on page 17, you state that you "continue to actively market [y]our company and, based upon meeting with prospective clients, [you] reasonably believe that a number of these prospects will retain [y]our services prior to the end of 2008. Please explain why you "reasonably believe" that a number of these prospective clients will retain your services before the end of 2008. In this regard, of these prospective clients that you reasonably believe will retain your services, please discuss the services you will provide and size of projects in which you reasonably believe you may be engaged. Also, in the third paragraph on page 17, you state that you have the $330,000 in cash you require to continue your marketing efforts and pay operating expenses over the next 12 months. Please specify the marketing efforts and operating expenses for which you will need the $330,000 during this period.

RESPONSE: As requested, Amendment No. 2 has been revised to indicate (1) that we are unable to estimate how many, if any, prospective clients will retain our services, (2) that we do not know what kind of services or projects we will be retained to provide but we have provided examples of what we believe would be a typical engagement, (3) that our marketing effort consist of meetings with prospective clients, and (4) a description of the budgeted $330,000 in marketing and operating expenses. Please see page 18 of Amendment No. 2.



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Securities and Exchange Commission
August 21, 2008
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Recent Capital Raising Transactions, page 20

9. We note your response to comment 14 in our letter dated May 29, 2008. In that response, you state that you filed the form of subscription agreement for the February to April 2008 offering as Exhibit 10.3 to this registration statement. Also, you state that there are no other agreements associated with this offering. Further, on page 20, you that that you "agreed to undertake to file a registration statement within 60 days following the closing date of the acquisition of a business opportunity in order to register the shares of common stock sold in the private offering." However, it does not appear that you undertaking to file a registration statement within 60 days of an acquisition is, in fact, included in the subscription agreement you filed with us as Exhibit 10.3. Therefore, please file the agreement in which you made this undertaking or tell us where it is otherwise documented.

RESPONSE: The disclosure document (confidential private placement memorandum) for the offering provided that we "intended" to file a registration statement to register the resale of the shares within 60 days of closing a business combination transaction. No agreement was made or entered into with the shareholders to register the shares and, accordingly, reference to an agreement to undertake to register the shares has been removed from the prospectus. Please see pages 3 and 22 of Amendment No. 2.

Our Business, page 21

10. We note your response to comment 15 in our letter dated May 29, 2008. In your revised disclosure, you include many factual statements, but you have not indicated whether the source or sources of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated. In this regard, please provide us with the source or sources regarding you discussions of the Kyoto Protocol and China's National Action Plan on Climate Change and all factual statements, such as "it is anticipated that most countries will devolve their emissions targets to individual industrial entities" and "costs of emission reduction [are] typically much lower in Non-Annex I countries than in Annex I countries." Also, please provide us with the bases for the statements of your beliefs, such as when you state that you believe "China is the largest potential CDM market in the world" and you believe "there are significant opportunities to provide consultancy services to companies seeking to develop CDM projects in China."

RESPONSE: Amendment No. 2 has been revised to provide the source for the factual statements. Please see pages 17 and 27. As requested, included in the courtesy copies will be a copy of such source on which we have marked various sections to highlight the information which is included in the registration statement.

In addition, Amendment No. 2 has been revised to remove certain non-material disclosures that were based on our belief or provided additional information to support our beliefs as to the information provided.

11. We note your response to comment 16 in our letter dated May 29, 2008. On page 21, you state that you have had only one consulting client, HOL, Inc., to which you provided a feasibility study on a hydro-power project in China and advice on applying for carbon credits on the project. Please disclose the amount of time you devoted to complete this project and the compensation you received for your services. Also, on page 24, you discuss your consultancy agreement with RHT Limited and disclose that you will receive certain fees on a contingency basis. Please disclose whether you will receive any compensation other than these contingency fees.



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Securities and Exchange Commission
August 21, 2008
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RESPONSE: As requested, Amendment No. 2 has been revised to provide the approximate time spent by our management on the project for HOL, Inc. and the fee we received therefore, and a description of the compensation arrangement under the distribution agreement with RHT Limited. Please see pages 6 and 28 of Amendment No. 2.

Competition, page 26

12. We note your response to comment 18 in our letter dated May 29, 2008. In your revised disclosure, you state that you "believe that the professional reputations and their numerous years of experience within china will assist [you] in securing clients for [y]our services." Please revise this statement and clarify to whom you are referring.

RESPONSE: As requested, Amendment No. 2 has been revised to include the names of our three members of management in the referenced sentence, which sentence inadvertently omitted same. Please see page 30.

Management, page 27

13. We note your response to comment 21 in our letter dated May 29, 2008. It appears that there is a gap in the business experience of Tim Leung Wong from December 2003 to April 2004. Please revise or advise. Also, please tell us why you no longer believe that Chung ha Cha's business experience is a material disclosure.

RESPONSE: As requested, Amendment No. 2 has been revised to provide the business for Mr. Wong from December 2003 to April 2004. Please be advised that we removed reference to Mr. Cha and his business experience in the registration statement since Mr. Cha is not an executive officer and is no longer going to be an employee of our company. Please see page 32 of Amendment No. 2.

Certain Relationships and Related Transactions and Director Independence, page
36

14. We note your response to comment 24 in our letter dated May 29, 2008. In that response, and in the new disclosure you provide in your General subsection on page 27, you state that the related party transactions to which you refer "are as fair as what could have been obtained from unaffiliated third parties." Please disclose whether the related party transactions and agreements you discuss in this document contained terms that were comparable to the terms you would have received from unaffiliated third parties.

RESPONSE: As requested, Amendment No. 2 has been revised to confirm and provide that all the transactions discussed contained terms that were comparable to the terms you would have received from unaffiliated third parties. Please see page 42.

15. In this regard, you state that Peter Goldstein and Allen Huie voluntarily canceled some of their shares of your common stock. Please disclose why each individual agreed to cancel the shares, including what consideration, if any, each received for canceling the shares.

RESPONSE: As requested, Amendment No. 2 provides a discussion as to the reasons why the shares from Mr. Goldstein and Mr. Huie were contributed back to our company. Please see pages 40 and 41.



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Securities and Exchange Commission
August 21, 2008
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Agreement with Grandview Capital, Inc., page 37

16. We note your response to comment 26 in our letter dated May 29, 2008. Please revise your new disclosure to explain and clarify the services Grandview Capital, Inc. will provide you without using jargon. For example, you state that Grandview Capital will assist you "in the ongoing review and adjustment of [your] strategic plan for growth of [your] business and raising capital," "in developing a capital structure plan for stages of capital infusion with valuations for each state," and in "identifying, negotiating, and finalizing strategic relationships." Please clarify the meaning of these endeavors with which Grandview Capital will assist you. As another example, you state that Grandview Capital will "[p]rovide advisory services from time to time and by both parties and documented in writing." Please clarify what you mean by "from time to time and by both parties" and describe how the "advisory services" you reference here differ from the services you mention in the other bullet points in this section.

RESPONSE: As requested, the disclosure in Amendment No. 2 has been expanded to explain and clarify the various types of services to be provided by Grandview Capital, Inc. In addition, the Company has removed the last bullet point within this section as it was redundant. Please see page 41.

17. Also, in the fifth bullet point of this subsection, you state that Grandview Capital, Inc. will assist you in developing and implementing a viable exit strategy for the shareholders as a publicly traded company with an initial "listing" on the Over-the-Counter Bulletin Board. Please revise to indicate that you shares may be "quoted" on the Over-the-Counter Bulletin Board, because the Over-the-Counter Bulletin Board is not an exchange on which shares are "listed."

RESPONSE: As requested, Amendment No. 2 provides the clarification as to a "quotation" of the shares, rather then a listing of the shares, on the Over-The-Counter Bulletin Board. Please see page 41.

Selling Security Holders, page 39

18. We note your responses to comments 31 and 32 in our letter dated May 29, 2008. In your new disclosure, you state that Peter Goldstein "acquired the shares as a founder of the company for par value of $0.001 per share in 1999" and at that time had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If true, please state specifically that Mr. Goldstein purchased the securities in the ordinary course of business. Otherwise, please disclose the context in which Mr. Goldstein purchased the shares.

RESPONSE: As requested, Amendment No. 2 provides additional disclosure as to Mr. Goldstein having purchased his shares in the ordinary course of founding, and as a founder, of our company, and not with a view towards distribution. Please see page 45.

Combined Statement of Changes in Stockholders' Deficiency, page F-16

19. We note your responses to comments 45 and 46 in our letter dated May 29, 2008. Please explain why you are reflecting the issuance of 15,800,000 shares for cash of $15,000, the issuance of 800,000 shares for a subscription receivable, and the cancellation of 400,000 shares as fiscal 2006 transactions given your disclosures in the second and sixth paragraphs on page F-22, which indicate that each of these transactions occurred during fiscal 2007. Additionally, please explain why you are reflecting the cancellation of 15,000,000 shares as a fiscal 2007 transaction given your disclosure in the last paragraph on page F-22, which indicates that the share cancellation occurred in April 2008.



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Securities and Exchange Commission
August 21, 2008
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RESPONSE: During the conversion of the document to EDGAR the referenced data was inadvertently placed in the wrong period; these errors have been corrected in Amendment No. 2. Please see page F-24.

Combined Statements of Cash Flow, page F-17

20. We note your response to comment 44 in our letter dated May 29, 2008. We believe the substance of these transactions is a capital contribution by you then-principal stockholder accompanied by an operating cash outflow to pay for the operating expenses. As the proceeds from capital contributions represent financing cash flows pursuant to paragraph 19 of SFAS 95, please revise your statements of cash flows to present the "in-kind contributions" of your principal stockholders as a financing as opposed to operating activity. See the guidance in SFAS 154 regarding the correction of an error in previously issued financial statements. If you believe the revision to the statements of cash flows is not material to warrant characterization as a restatement, please tell us in detail the basis for your position. See SAB Topic 1:M for guidance regarding materiality.

RESPONSE: We have reviewed paragraph 19 of SFAS 95 and cannot find any reference to including in-kind contributions as financing activities that are not designated by the donor as restricted. Paragraph 21 of SFAS 95 states that all items not defined as investing or financing should be included in operating activities. We do agree that the substance of these transactions are more akin to a financing activity and therefore should be included as a financing activity. We do not believe that the current presentation of the contributions as operating activities in the financial statements is material and would not warrant a restatement. This is based on the fact that a reasonable investors judgment would not have changed regarding the cash flows of the entity. The reclassification of $7,420 from operating cash flow to financing cash flows does not have any effect on the balance sheet, statement of operations or changes in stockholders equity. In addition, the financial statement footnotes clearly disclose the transactions. The classification also does not have effect on the current operations as these amounts were paid in prior periods (historical period) before the Company began its current operations When the financial statements are considered as a whole, we do not feel that financial statements are misleading and do not feel that a restatement is necessary. We will revise future filings to ensure that the contributions are recorded based on the substance of the transactions as financing activities.

Item 17.  Undertakings, page II-3

21. We note your response to comment 36 in our letter dated May 29, 2008. In our revised Undertakings section, you now include, in paragraph 4, the undertaking required if you are relying on rule 430A, and you also include, in paragraph 6, the undertaking required, if you are relying on Rule 430C. Please tell us whether you are relying on Rule 430A or Rule 430C and include the appropriate undertaking for that rule. Also, please revise your undertaking in paragraph 5(i) to include the reference to Rule 424 and revise the undertaking in paragraph 5(ii) to replace "small business issuer" with "registrant." See Items 512(a)(6)(i) and 512(a)(6)(ii) of Regulation S-K.

RESPONSE: Please be advised that we are relying upon Rule 430C and have deleted the undertaking in reference to Rule 430A. Please see page II-4 of Amendment No.
2. Your prior comments 36 advised that it appeared to the staff that 430A applied to this offering. Upon further consideration, we believe that 430A does not apply since we are not omitting any information from a form of prospectus. If your observation was made pursuant to comment 3 of the staff's comment letter of May 29, 2008, to file a post effective amendment at such time, if ever, that our securities are quoted on the OTC, we do not believe we are omitting pricing information which, under Rule 430A(b), would be considered to be a part of the registration statement as of the time it was declared effective. We are providing the price of the offered


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Securities and Exchange Commission
August 21, 2008
Page 9 of 10

securities as of the day the registration would be declared effective. Any obligation to file a post effective amendment pursuant to our securities being quoted on the OTC would be pursuant to a change to the information in the prospectus as of the day the post effective amendment is declared effective pursuant to 430C(d) and 512(a)(1)(iii).

Form 10-Q for the Period Ended March 31, 2008

Item 4T.  Controls and Procedures, page 7

22. We note your responses to comments 48 and 49 in our letter dated May 29, 2008. Please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In this regard, please confirm that you will include this revised disclosure in future filings.

      Also, if true, please confirm for us that you used the term, "her," in error and meant instead to use the term, "him," in reference to Allen Huie. In this regard, please confirm that you will include this revised disclosure in future filings.

RESPONSE: As requested, this will confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We also confirm that we will include this revised disclosure in future filings.

         In addition, the Company acknowledges that our disclosure in this section meant to refer to Allen Huie and we will change the word "her" to "him."

         The Company further acknowledges that:

(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
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Securities and Exchange Commission
August 21, 2008
Page 10 of 10

         We trust the foregoing is fully responsive to the staff's comments.

         If you have any further questions or comments, please contact the undersigned or our counsel, Roxanne K. Beilly, Schneider Weinberger & Beilly LLP, 2200 Corporate Boulevard, N.W., Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

                                                  Yours very truly,

                                                  CHINA RENEWABLE ENERGY
                                                  HOLDINGS, INC.

                                                  /s/ Allen Huie
                                                  Allen Huie
                                                  Chief Executive Officer
Enclosures

cc:      Roxanne K. Beilly, Esq.